SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-14958
National Grid USA Companies’
Incentive Thrift Plan I
National Grid USA
40 Sylvan Rd
Waltham, MA 02451-1120
National Grid plc
1-3 Strand
London WC2N 5EH
England

REQUIRED INFORMATION
The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.
EXHIBITS

99.1	Financial statements of National Grid USA Companies’ Incentive Thrift Plan I

99.2	Consent of Clifton Gunderson LLP, independent registered public accounting firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Benefits Committee (the Plan Administrator for the National Grid USA Companies’ Incentive Thrift Plan I) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES’ INCENTIVE THRIFT PLAN I
Date: June 29, 2011	By	/s/ Lorraine Lynch
Lorraine Lynch
Member National Grid USA Service Company, Inc. Investment Committee